Exhibit 99.2

S

Supplementary Information

Supplementary Accounting Information	S1

Consolidated Profit & Loss Account – Statutory Basis	S4

Reconciliation of Profit & Loss Account

Nine months to 30 September 2004	S5

Nine months to 30 September 2003	S6

Ongoing operations breakdown	S7

Statistical Analysis

Territorial Analysis of General Business Operations

Nine months to 30 September 2004	S8

Third quarter	S9

Territorial Analysis of General Business Ongoing Operations

Nine months to 30 September 2004	S10

Third quarter	S11

UK including Commercial	S12

UK Personal	S18

Scandinavia	S24

International	S28

International – Canada	S34

Group Reinsurances	S38

United States	S40

Life	S46

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SUPPLEMENTARY ACCOUNTING INFORMATION

PROFIT & LOSS ACCOUNT AND BALANCE SHEET

The following issues relate to the Group’s profit & loss account and balance sheet:

Longer Term Rate of Return

The Group includes the longer term rate of return on investments backing general business technical provisions and capital in determining operating profit (based on LTIR).This treatment is in accordance with the Association of British Insurers Statement of Recommended Practice (ABI SORP). The longer term rate of return is determined in order to ensure that over time the long run basis recognises the aggregate of the actual investment return.

The general business result (based on LTIR) of £410m is calculated assuming pre tax returns of 5% on fixed interest securities and 7.5% on equities and assuming that investments have been held throughout the period according to the investment policy.

The longer term investment return included within the Group operating result (based on LTIR) is based on a normalised value of investments. This adjustment to the value of the investments on which the longer term return is calculated ensures that the return is both stable and sustainable. The normalisation adjustment is based on longer term yield assumptions and produces an effective return as follows:

	Stated longer	Effective return	Effective return
	term return	9 months	9 months
		2004	2003
Equities	7.5%	8.9%	10.5%
Fixed interest	5.0%	4.8%	4.6%

The difference between the stated returns credited to the general business result (based on LTIR) and the above effective returns is included in ‘Other Activities’. Also included in Other Activities is the difference in investment return on the actual investments held throughout the period, compared to that specified by the investment policy.

The aggregate investment return at 30 September 2004 recognised on the longer term basis since 1994 amounts to £11.3bn and the total actual investment return for this period is £11.5bn.

Actual Return

	30 September	30 September
	2004	2003
	£m	£m
Actual return
Investment income (including Associates)	465	526
Unwind of discounted claims provision	(45)	(51)
Realised gains	21	347
Unrealised losses	(96)	(277)

Total return	345	545

As presented
Recognised in operating result
- General business	499	536
- Other activities	45	16

Total recognised in operating result	544	552
Short term investment fluctuations	(199)	(7)

Total return	345	545

Supplementary Information	S1

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Investments

The equity exposure of the Group remained broadly unchanged over the first nine months of the year, with total holdings at the end of the third quarter being valued at slightly in excess of £1bn.

The fixed interest portfolios continue to be concentrated on high quality short dated bonds. Holdings of bonds rated AA or above stood at over 80% of total bond exposure whilst holdings in non investment grade bonds represented less than 1%. As at the end of September the gross redemption yield of bond holdings in the Group’s main portfolios was approximately 3.5%.

Dated Loan Capital

The dated loan capital raised by the Group has been reflected as a separate element of capital resources in the balance sheet. This classification gives proper recognition to the terms of the dated loan capital, which make it akin to capital finance. In order to achieve consistency with the other sources of capital, the cost of servicing this debt is reflected as a financing item, and is not deducted in arriving at Group operating result (based on LTIR). Similarly, the cash flow statement reflects amounts associated with the dated loan capital as financing cash flows. Dated loan capital has increased by £287m since the beginning of the year. The Group issued £450m (£444m net of discount and fees) of cumulative step-up perpetual subordinated notes in July 2004. This increase in dated loan capital is offset by the repayment of the subordinated guaranteed loan of £146m and foreign exchange movements of £11m.

Goodwill

Goodwill has been capitalised and is being amortised over its expected useful economic life, but not exceeding 20 years. Amortisation for the nine months to 30 September 2004 is £14m.

Goodwill on Acquisition of Claims Provisions

The fair value of claims provisions relating to the businesses acquired has been established after making allowance for future investment income as required by the ABI SORP. The discount, being the difference between the fair value and the undiscounted value of the claims provisions, has been capitalised as goodwill in acquired claims provisions. It is being amortised to profit & loss over the expected run off period of the related claims. Amortisation for the nine months to 30 September 2004 is £11m.

Asbestos Developments

Turner & Newell

Further to the High Court ruling against us and in favour of Turner & Newell in 2003, we are pleased to confirm that Royal & SunAlliance, in conjunction with other former employers’ liability insurers of T&N, have been able to reach agreement in principle with T&N’s administrators that a sum of money has been made available towards compensating workers exposed to asbestos by T&N during the years covered by the policies. This will conclude the insurers’ involvement in any asbestos liabilities of the T&N companies.

It is the Group’s policy not to comment on our reserving for individual incidents. However, we are adequately reserved for the proposed agreement within our overall asbestos reserves, which are subject to regular review and within an appropriate range.

Proposed US Asbestos Legislation

A new Senate Bill 2290 (Fairness in Asbestos Injury Resolution or ‘FAIR’ Act) was introduced to the US Senate on 7 April 2004 and was intended to substitute the earlier bill, Senate Bill 1125. The new bill in its initial form proposed establishing a privately financed trust fund to provide payments to individuals with asbestos related illnesses and removal of asbestos claims from the tort litigation system for the duration of the fund. The proposed bill would remove pending and future cases from the judicial system and place these cases and claims into a no fault Trust Fund to be administered by the US Department of Labor. It would establish medical criteria to ensure that only people who showed signs of asbestos related illnesses would be entitled to payments from the trust.

The Group was a member of the core working group helping to develop recommendations with respect to the insurance industry’s financial parameters relative to the Trust Fund. This group became divided over allocation issues, withdrew its support for an allocation system based upon a ground up reserve analysis and decided instead to support the proposal that allocation be determined by an Allocation Commission. The industry group has now disbanded.

Passage of Senate Bill 2290, in its current or an amended form, is far from certain. Similarly, there are concerns once the fund is exhausted, as claimants would have a right to return to the tort system. The return would be confined to the Federal court using the same medical conditions as the fund, which are different to the categories applied in the traditional tort system.

On June 25, 2004, a new proposal was proffered by the Senate Minority Leader and Senate Democrats. The proposal would include contributions to the Trust Fund of $140bn, with the insurance industry portion remaining at $46bn. The new proposal provides for more up front funding, which could increase the present value for insurers beyond $46bn. A number of other important provisions such as the extent of preemption of cases and claims at various stages in the court process remain outstanding.

Supplementary Information	S2

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The Bill also contemplates that insurance industry allocation will be determined by an Allocation Commission appointed by the President and it contains a provision that would permit an Asbestos Administrator to require any insurer with a Best’s or S&P rating of below ‘A-‘ to either pay the ‘present value of its remaining Fund contributions at a discount rate to be determined’ or to ‘provide an evergreen letter of credit or financial guarantee for future payments issued by an institution with a Best’s or S&P rating of at least A+’.

Many issues remain unresolved and asbestos reform remains a long way from resolution. The amount of funding for the proposed trust fund remains the major issue currently in dispute and, until resolved, it is unlikely that Congress will consider a bill this session. While there is significant interest among many parties in reaching some form of accommodation, labor remains adamant about funding sufficiency and protection for workers’ interests and has insisted on funding of over $149bn. It is too early to tell what, if any, effect the outcome of the recent US elections will have on the process.

There can be no assurance that Senate Bill 2290, if ultimately passed, and the amount and timing of any payments by the Group to the trust established there under, would not have a material adverse effect on the Group’s consolidated financial position, results of operations or cash flows.

Impact of Foreign Exchange on Quarterly Movements

Our accounting policy is to translate the results of businesses denominated in foreign currencies into sterling at period end rates.

Exchange Rates

	30 September	30 September
	2004	2003
US Dollar	1.81	1.66
Canadian Dollar	2.29	2.24
Danish Kroner	10.84	10.59

Rating Movements

Rate movements being achieved for risks renewing in September 2004 versus comparable risks renewing in September 2003 were as follows:

	Personal		Commercial
	Motor	Household	Motor	Liability	Property
	%	%	%	%	%
UK	6	10	2	1	(1)
Scandinavia	8	6	7	25	5
Canada	0	3	2	4	2
US	4	—	—	—	—

Supplementary Information	S3

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CONSOLIDATED PROFIT & LOSS ACCOUNT – STATUTORY BASIS

			Restated +
	9 months		9 months		12 Months
	2004		2003		2003
	(unaudited)		(unaudited)		(audited)
	£m		£m		£m
Balance on the technical account for general business (excluding investment return allocated to the general business technical account)	(245)		(723)		(898)

Balance on life business technical account gross of tax (excluding investment return allocated from the long term business technical account)	94		48		559

Investment income	451		827		1,098
Interest on dated loan capital	(50)		(39)		(53)
Unrealised losses on investments	(96)		(277)		(395)
Loss from non insurance activities	(1)		(20)		(31)
Central expenses (including reorganisation costs)	(80)		(79)		(94)
Amortisation of goodwill	(14)		(20)		(24)

	59		(283)		162

Total Group operating profit/(loss)	47		(294)		133
Share of results of associated undertakings	12		11		29

Profit/(loss) on ordinary activities before exceptional items and tax
Continuing operations	(40)		(328)		(398)
Discontinued operations	99		45		560
	59		(283)		162
(Loss)/profit on disposal of subsidiary undertakings (including	(105)		73		(308)
£(99)m in 2004 in respect of discontinued operations)

Loss on ordinary activities before tax	(46)		(210)		(146)
Tax on loss on ordinary activities	(89)		5		(217)

Loss on ordinary activities after tax	(135)		(205)		(363)
Attributable to equity minority interests	(28)		(3)		(19)

Loss for the period attributable to shareholders	(163)		(208)		(382)
Cost of preference dividend	(7)		(7)		(9)
Cost of ordinary dividend	(47)		(29)		(111)

Transfer from retained profits	(217)		(244)		(502)

Earnings per ordinary share	(5.9	)p	(12.2	)p	(19.6	)p
Diluted earnings per ordinary share	(5.9	)p	(12.2	)p	(19.6	)p

+ Restated to reflect the derecognition of the value of internally generated long term insurance business at 31 December 2002

Supplementary Information	S4

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RECONCILIATION OF PROFIT & LOSS ACCOUNT

NINE MONTHS TO 30 SEPTEMBER 2004

			General	Life	Other	Interest	Amortisation	Other	Short term
			business	business	activities	on dated	of goodwill	items	investment
			result	result		loan	/ EV		fluctuations
						capital
			£m	£m	£m	£m	£m	£m	£m
Underwriting loss	(89)		(89)
Reorganisation costs	(60)							(60)
Amortisation of goodwill in acquired claims provisions	(11)						(11)
Equalisation provisions	(40)							(40)

		(200)	(89)	—	—	—	(11)	(100)	—
Unwind of discount in respect of claims outstanding		(45)	(45)

General business result		(245)	(134)	—	—	—	(11)	(100)	—
Life technical result	94			94				—

		94	—	94	—	—	—	—	—
Gross investment income	475
Realised gains	21

		496	544	(2)	57	—	—	—	(103)
Investment expenses and loan interest		(56)			(56)
Income from associates		11			11

Investment income		451	544	(2)	12	—	—	—	(103)
Interest on dated loan capital		(50)				(50)
Unrealised losses		(96)							(96)
Loss from non insurance activities		(1)			(1)
Central expenses		(80)			(60)			(20)
Amortisation of goodwill		(14)					(14)

		59	410	92	(49)	(50)	(25)	(120)	(199)

Supplementary Information	S5

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RECONCILIATION OF PROFIT & LOSS ACCOUNT

NINE MONTHS TO 30 SEPTEMBER 2003 (Restated)

			General	Life	Other	Interest	Amortisation	Other	Short term
			business	business	activities	on dated	of goodwill	items	investment
			result	result		loan	/ EV		fluctuations
						capital
			£m	£m	£m	£m	£m	£m	£m
Underwriting loss	(530)		(530)
Reorganisation costs	(102)							(102)
Amortisation of goodwill in acquired claims provisions	(15)						(15)
Equalisation provisions	(25)							(25)

		(672)	(530)	—	—	—	(15)	(127)	—
Unwind of discount in respect of claims outstanding		(51)	(51)

General business result		(723)	(581)	—	—	—	(15)	(127)	—
Life technical result	117			117
Amortisation of EV	(69)						(69)
Reorganisation costs

		48	—	117	—	—	(69)	—	—
Gross investment income	520
Realised gains	347

		867	587	(10)	20	—	—	—	270
Investment expenses and loan interest		(58)			(58)
Income from associates		18			18

Investment income		827	587	(10)	(20)	—	—	—	270
Interest on dated loan capital		(39)				(39)
Unrealised losses		(277)							(277)
Loss from non insurance activities		(20)			(20)
Central expenses		(79)			(46)			(33)
Amortisation of goodwill		(20)					(20)

		(283)	6	107	(86)	(39)	(104)	(160)	(7)

Supplementary Information	S6

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ONGOING OPERATIONS BREAKDOWN

We have displayed the results of our ongoing operations separately. The following operations have been classed as closed or transferred for this purpose:

•	UK Personal
Terminated intermediated contracts
Healthcare & Assistance
DMI

•	UK Commercial
Financial Solutions
Inwards Reinsurance

•	US
RSUI
Financial Services
Standard personal lines and certain commercial lines under the Travelers renewal rights
Risk managed and global
ProFin
DPIC
Grocers
Affinity Programs
Artis

•	International
France
Puerto Rico
Peru

•	Australia / New Zealand

There is no closed, disposed or transferred business in Scandinavia or Canada.

Supplementary Information	S7

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TERRITORIAL ANALYSIS OF GENERAL BUSINESS OPERATIONS

NINE MONTHS TO 30 SEPTEMBER

					Net Premiums Written
					2004	2003	2003	Currency
						Adjusted	Original	Inc/dec
					£m	£m	£m	%
United Kingdom					1,961	2,191	2,191	(11)
Scandinavia					986	894	915	10
International					889	931	966	(4)
Group Reinsurance					8	4	4	85
US					97	1,023	1,115	(90)
Australia & New Zealand					—	277	283	—

					3,941	5,320	5,474	(26)

Less: Quota share portfolio transfer					(158)	(343)	(349)

					3,783	4,977	5,125

	Underwriting Result					Operating Ratio
	2004			2003	2003	2004		2003
				Adjusted	Original

	Accident Years					Accident
						Year
	Current	Prior	Total	Total	Total	Current	Total	Total
	£m	£m	£m	£m	£m	%	%	%
United Kingdom	81	(5)	76	40	40	95.8	94.4	98.0
Scandinavia	59	(18)	41	(3)	(3)	92.5	94.5	98.7
International	22	11	33	21	22	98.3	97.0	97.2
Group Reinsurance	(10)	3	(7)	(27)	(27)
US	(188)	(44)	(232)	(527)	(575)	171.8	188.7	141.1
Australia & New Zealand	—	—	—	13	13	—	—	95.7

	(36)	(53)	(89)	(483)	(530)	100.5	100.9	108.1

Equalisation provision			(40)	(25)	(25)
Reorganisation costs & goodwill (refer to S5 and S6)			(71)	(117)	(117)

			(200)	(625)	(672)

							General Business
							Result
							(based on LTIR)
							2004	2003
							£m	£m
United Kingdom							270	262
Scandinavia							129	67
International							129	118
Group Reinsurance							(11)	(36)
US							(107)	(440)
Australia & New Zealand							—	35

							410	6

Supplementary Information	S8

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TERRITORIAL ANALYSIS OF GENERAL BUSINESS OPERATIONS

THIRD QUARTER

		Net Premiums Written
		2004	2003	Currency
			Original	Inc/dec
		£m	£m	%
United Kingdom		647	776	(17)
Scandinavia		284	258	8
International		313	314	(3)
Group Reinsurance		1	2	(49)
US		52	121	(56)
Australia & New Zealand		—	—	—

		1,297	1,471	(12)

	Underwriting Result		Operating Ratio
	2004	2003	2004	2003
	£m	£m	%	%
United Kingdom	30	2	95.8	100.0
Scandinavia	15	(3)	98.0	103.5
International	14	6	96.6	96.8
Group Reinsurance	(5)	(18)
US	(93)	(496)	200.1	226.8
Australia & New Zealand	—	—	—	—

	(39)	(509)	103.4	128.4

Equalisation provision	(22)	(10)
Reorganisation costs & goodwill (refer to S5 and S6)	(21)	(14)

	(82)	(533)

			General Business
			Result
			(based on LTIR)
			2004	2003
			£m	£m
United Kingdom			94	78
Scandinavia			47	26
International			47	41
Group Reinsurance			(6)	(19)
US			(49)	(458)
Australia & New Zealand			—	—

			133	(332)

Supplementary Information	S9

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TERRITORIAL ANALYSIS OF GENERAL BUSINESS ONGOING OPERATIONS

NINE MONTHS TO 30 SEPTEMBER

		Net Premiums Written
		2004	2003	2003	Currency
			Adjusted	Original	Inc/dec
		£m	£m	£m	%

United Kingdom		1,949	1,974	1,974	(1)
Scandinavia		986	894	915	10
International		897	905	937	(1)
Group Reinsurance		8	4	4	85
US		162	431	469	(62)

Ongoing businesses		4,002	4,208	4,299	3

Closed, disposed or transferred business		(61)	1,112	1,175	(104)

Total		3,941	5,320	5,474	(26)

	Underwriting Result			Operating Ratio
	2004	2003	2003	2004	2003
		Adjusted	Original
	£m	£m	£m	%	%

United Kingdom	104	128	128	94.3	93.1
Scandinavia	41	(3)	(3)	94.5	98.7
International	40	21	22	96.0	96.9
Group Reinsurance	(7)	(27)	(27)
US	16	(4)	(5)	89.9	97.7

Ongoing businesses	194	115	115	94.5	96.2

Closed, disposed or transferred business	(283)	(168)	(177)	(337.0)	111.0
Reserve strengthening	—	(430)	(468)	—	—

Total	(89)	(483)	(530)	100.9	108.1

				General Business
				Result
				(based on LTIR)
					2004
					£m

United Kingdom					272
Scandinavia					129
International					135
Group Reinsurance					(11)
US					24

Ongoing businesses					549

Closed, disposed or transferred business					(139)

Total					410

Please refer to page S7 for a list of businesses excluded from this analysis

Supplementary Information	S10

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TERRITORIAL ANALYSIS OF GENERAL BUSINESS ONGOING OPERATIONS

THIRD QUARTER

	Net Premiums Written	Underwriting Result	Operating Ratio
	2004	2004	2004
	£m	£m	%

United Kingdom	631	27	95.9
Scandinavia	284	15	98.0
International	314	15	96.1
Group Reinsurance	1	(5)
US	53	8	86.6

Ongoing businesses	1,283	60	96.6

Closed, disposed or transferred business	14	(99)	247.5

Total	1,297	(39)	103.4

			General Business
			Result
			(based on LTIR)
			2004
			£m

United Kingdom			85
Scandinavia			47
International			49
Group Reinsurance			(6)
US			11

Ongoing businesses			186

Closed, disposed or transferred business			(53)

Total			133

Please refer to page S7 for a list of businesses excluded from this analysis

Supplementary Information	S11

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Statistical Analysis – UK including Commercial

UK Commercial Detailed Business Review	S13

UK General Business Operations Breakdown

Nine months to 30 September 2004	S14

Third quarter	S15

UK General Business Ongoing Operations Breakdown

Nine months to 30 September 2004	S16

Third quarter	S17

Supplementary Information	S12

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DETAILED BUSINESS REVIEW

UNITED KINGDOM

COMMERCIAL

•	UK Commercial delivered a strong underwriting result of £67m with an operating ratio of 93.0%, an improvement of £9m and 2.3 points respectively.

•	Premiums across the commercial book are up 3% on 2003, the reduction in quota share having more than offset the plateauing rating environment. We remain committed to delivering profitability from this account and this focus on profit has led to some decline in volume. Excluding the impact of quota share premiums are down 4%, the majority of this movement is volume driven.

•	The property account delivered another excellent result with a COR of 85.2% while building a level of prudence in our reserves.

•	The casualty account showed a 5 point improvement in operating ratio driven by underlying claims improvements and premium increases as we earn the rate increases applied in 2003.

•	Motor delivered a strong performance and demonstrates our ability to deliver profitable businesses across the cycle.

•	The other line is primarily composed of commercial business but also includes the profitable marine account, and has improved its underwriting loss by £35m. This is partly due to a reinsurance commutation in the third quarter.

Supplementary Information	S13

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UNITED KINGDOM GENERAL BUSINESS OPERATIONS BREAKDOWN

NINE MONTHS TO 30 SEPTEMBER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Inc/dec	2004	2003	2004	2003
	£m	£m	%	£m	£m	%	%
Personal
Household	289	667	(57)	24	(1)	97.2	100.0
Motor	295	298	(1)	(11)	(22)	103.2	106.3
Other	21	(87)	124	(4)	5	115.7	93.5

	605	878	(31)	9	(18)	97.6	101.3

Commercial
Property	594	582	2	84	109	85.2	81.1
Casualty	253	255	(1)	(17)	(26)	106.6	111.4
Motor	374	346	8	16	26	95.2	91.9
Other	135	130	4	(16)	(51)	100.2	134.0

	1,356	1,313	3	67	58	93.0	95.3

Total	1,961	2,191	(11)	76	40	94.4	98.0

						General Business
						Result
						(based on LTIR)
						2004	2003
						£m	£m

Personal						68	55
Commercial						202	207

						270	262

Operating Ratio		Personal		Commercial		Total
		2004	2003	2004	2003	2004	2003
		%	%	%	%	%	%

Claims ratio		63.0	64.7	64.5	70.5	63.9	67.9
Expense ratio		34.6	36.6	28.5	24.8	30.5	30.1

		97.6	101.3	93.0	95.3	94.4	98.0

Supplementary Information	S14

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UNITED KINGDOM GENERAL BUSINESS OPERATIONS BREAKDOWN

THIRD QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Inc/dec	2004	2003	2004	2003
	£m	£m	%	£m	£m	%	%
Personal
Household	98	233	(58)	9	(6)	94.8	101.6
Motor	94	97	(2)	(4)	(4)	104.3	104.2
Other	8	10	(33)	(2)	—	123.8	113.2

	200	340	(41)	3	(10)	98.0	103.0

Commercial
Property	181	176	3	19	41	91.5	80.4
Casualty	87	108	(20)	(9)	(20)	111.4	128.3
Motor	125	113	10	6	8	95.2	92.2
Other	54	39	40	11	(17)	86.0	133.1

	447	436	3	27	12	95.1	97.0

Total	647	776	(17)	30	2	95.8	100.0

						General Business
						Result
						(based on LTIR)
						2004	2003
						£m	£m

Personal						21	14
Commercial						73	64

						94	78

Operating Ratio		Personal		Commercial			Total
		2004	2003	2004	2003	2004	2003
		%	%	%	%	%	%

Claims ratio		61.7	63.7	66.3	72.6	64.7	68.9
Expense ratio		36.3	39.3	28.8	24.4	31.1	31.1

		98.0	103.0	95.1	97.0	95.8	100.0

Supplementary Information	S15

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UNITED KINGDOM GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

NINE MONTHS TO 30 SEPTEMBER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Inc/dec	2004	2003	2004	2003
	£m	£m	%	£m	£m	%	%
Personal
Household	323	362	(11)	30	6	91.4	97.9
Motor	295	291	2	(11)	(8)	103.2	101.4
Other	21	15	43	(4)	(3)	115.7	110.6

	639	668	(4)	15	(5)	97.1	99.7

Commercial
Property	593	581	2	84	110	85.2	81.0
Casualty	253	255	(1)	(17)	(26)	106.6	111.4
Motor	374	346	8	16	27	95.2	91.9
Other	90	124	(27)	6	22	93.4	87.5

	1,310	1,306	—	89	133	92.8	89.7

Ongoing businesses	1,949	1,974	(1)	104	128	94.3	93.1

Closed, disposed or transferred business	12	217	(94)	(28)	(78)	93.7	119.3
Reserve strengthening	—	—	—	—	(10)	—	—

Total	1,961	2,191	(11)	76	40	94.4	98.0

						General Business
						Result
						(based on LTIR)
							2004
							£m

Personal							65
Commercial							207

Ongoing businesses							272

Operating Ratio		Personal		Commercial		Total
		2004	2003	2004	2003	2004	2003
		%	%	%	%	%	%

Claims ratio		63.8	67.2	63.8	65.2	63.8	65.9
Expense ratio		33.3	32.5	29.0	24.5	30.5	27.2

		97.1	99.7	92.8	89.7	94.3	93.1

Please refer to page S7 for a list of businesses excluded from this analysis.

Supplementary Information	S16

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UNITED KINGDOM GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

THIRD QUARTER

	Net Premiums Written	Underwriting Result	Operating Ratio
	2004	2004	2004
	£m	£m	%
Personal
Household	104	13	87.9
Motor	94	(4)	104.3
Other	8	(2)	123.8

	206	7	96.2

Commercial
Property	180	18	91.5
Casualty	87	(9)	111.4
Motor	125	6	95.2
Other	33	5	85.9

	425	20	95.7

Ongoing businesses	631	27	95.9

Closed, disposed or transferred business	16	3	80.9

Total	647	30	95.8

			General Business
			Result
			(based on LTIR)
			2004
			£m

Personal			25
Commercial			60

Ongoing businesses			85

Operating Ratio	Personal	Commercial	Total
	2004	2004	2004
	%	%	%

Claims ratio	61.4	65.5	64.2
Expense ratio	34.8	30.2	31.7

	96.2	95.7	95.9

Please refer to page S7 for a list of businesses excluded from this analysis.

Supplementary Information	S17

Back to Contents

Statistical Analysis – UK Personal

UK Personal Detailed Business Review	S19

UK Personal General Business Operations Breakdown

Nine months to 30 September 2004	S20

Third quarter	S21

UK Personal Business Ongoing Operations Breakdown

Nine months to 30 September 2004	S22

Third quarter	S23

Supplementary Information	S18

Back to Contents

DETAILED BUSINESS REVIEW

UNITED KINGDOM

PERSONAL

•	The UK personal account continues to show the impact of our focus on underwriting initiatives with a COR of 97.6%, an improvement of nearly 4 points on 2003. This strong performance was seen in both our intermediated business (100.8%) and MORE TH>N (97.3%).

•	Excluding the quota share, overall premiums fell by 32% due to the impact of the HBoS termination and our remedial action throughout 2003 in the intermediated motor market.

•	MORE TH>N premiums have increased by 12% over 2003, of which 8% relates to the reduction in quota share.

•	We have continued to drive price increases ahead of the market, with increases of 6% for motor and 10% for household over last year.

•	Overall, the Personal account has delivered a £27m improvement in profitability and a 3.7 point reduction in COR. This is partly driven by a favourable £13m movement in our charges for subsidence relative to Q3 2003.

•	The intermediated underwriting result improved by £20m driven by an improvement in the claims ratio, as the benefits of our underwriting, claims and portfolio initiatives work through the account.

•	The MORE TH>N underwriting result improved by £14m reflecting strong performance, particularly in our household account. Our overall expense ratio continues to reduce with a 0.5 point reduction compared to the same period in 2003.

Supplementary Information	S19

Back to Contents

UK PERSONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

NINE MONTHS TO 30 SEPTEMBER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Inc/dec	2004	2003	2004	2003
Personal Intermediated	£m	£m	%	£m	£m	%	%

Household	182	568	(68)	13	2	102.9	100.2
Motor	114	138	(17)	(3)	(14)	103.2	109.3
Other	7	4	105	(3)	(1)	139.3	100.9

	303	710	(57)	7	(13)	100.8	103.0

MORE TH>N
Household	107	99	8	11	(3)	87.3	99.8
Motor	181	160	14	(8)	(8)	103.1	102.2
Other	14	11	24	(1)	(1)	105.8	122.0

	302	270	12	2	(12)	97.3	102.1

Health
Other	—	(102)	—	—	7	—	88.1

	—	(102)	—	—	7	—	88.1

Total
Household	289	667	(57)	24	(1)	97.2	100.0
Motor	295	298	(1)	(11)	(22)	103.2	106.3
Other	21	(87)	124	(4)	5	115.7	93.5

	605	878	(31)	9	(18)	97.6	101.3

Operating Ratio	UK PI		MORE TH>N		Health		Total
	2004	2003	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%	%	%

Claims ratio	59.4	61.4	69.8	74.1	—	68.2	63.0	64.7
Expense ratio	41.4	41.6	27.5	28.0	—	19.9	34.6	36.6

	100.8	103.0	97.3	102.1	—	88.1	97.6	101.3

Supplementary Information	S20

Back to Contents

UK PERSONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

THIRD QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Inc/dec	2004	2003	2004	2003
Personal Intermediated	£m	£m	%	£m	£m	%	%

Household	60	199	(69)	4	(3)	103.4	101.3
Motor	37	46	(20)	(1)	(3)	103.9	106.0
Other	3	4	(26)	(2)	—	153.4	96.2

	100	249	(60)	1	(6)	101.5	102.6

MORE TH>N
Household	38	34	10	5	(3)	81.1	104.4
Motor	57	51	14	(3)	(1)	104.6	102.1
Other	5	4	23	—	—	109.4	121.6

	100	89	13	2	(4)	96.3	103.9

Health
Other	—	2	—	—	—	—	130.0

	—	2	—	—	—	—	130.0

Total
Household	98	233	(58)	9	(6)	94.8	101.6
Motor	94	97	(2)	(4)	(4)	104.3	104.2
Other	8	10	(33)	(2)	—	123.8	113.2

	200	340	(41)	3	(10)	98.0	103.0

Operating Ratio	UK PI		MORE TH>N		Health		Total
	2004	2003	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%	%	%

Claims ratio	58.2	58.3	67.1	78.2	—	100.0	61.7	63.7
Expense ratio	43.3	44.3	29.2	25.7	—	30.0	36.3	39.3

	101.5	102.6	96.3	103.9	—	130.0	98.0	103.0

Supplementary Information	S21

Back to Contents

UNITED KINGDOM PERSONAL BUSINESS ONGOING OPERATIONS BREAKDOWN

NINE MONTHS TO 30 SEPTEMBER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Inc/dec	2004	2003	2004	2003
	£m	£m	%	£m	£m	%	%
Personal Intermediated
Household	216	263	(18)	19	9	93.7	97.6
Motor	114	131	(13)	(3)	—	103.2	100.1
Other	7	4	105	(3)	(2)	139.3	100.9

	337	398	(15)	13	7	97.9	98.7

MORE TH>N
Household	107	99	8	11	(3)	87.3	99.8
Motor	181	160	14	(8)	(8)	103.1	102.3
Other	14	11	24	(1)	(1)	105.8	122.0

	302	270	12	2	(12)	97.3	102.1

Total
Household	323	362	(11)	30	6	91.4	97.9
Motor	295	291	2	(11)	(8)	103.2	101.4
Other	21	15	43	(4)	(3)	115.7	110.6

Ongoing businesses	639	668	(4)	15	(5)	97.1	99.7

Closed, disposed or transferred business	(34)	210	(116)	(6)	(13)	52.9	104.3
Reserve strengthening	—	—	—	—	—	—	—

Total	605	878	(31)	9	(18)	97.6	101.3

Operating Ratio		UK PI		MORE TH>N		Total
		2004	2003	2004	2003	2004	2003
		%	%	%	%	%	%

Claims ratio		59.3	63.4	69.8	74.1	63.8	67.2
Expense ratio		38.6	35.3	27.5	28.0	33.3	32.5

		97.9	98.7	97.3	102.1	97.1	99.7

Please refer to page S7 for a list of businesses excluded from this analysis.

Supplementary Information	S22

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UNITED KINGDOM PERSONAL BUSINESS ONGOING OPERATIONS BREAKDOWN

THIRD QUARTER

	Net Premiums Written	Underwriting Result	Operating Ratio
	2004	2004	2004
	£m	£m	%
Personal Intermediated
Household	66	8	92.1
Motor	37	(1)	103.9
Other	3	(2)	153.4

	106	5	96.8

MORE TH>N
Household	38	5	81.1
Motor	57	(3)	104.6
Other	5	—	109.4

	100	2	96.3

Total
Household	104	13	87.9
Motor	94	(4)	104.3
Other	8	(2)	123.8

Ongoing businesses	206	7	96.2

Closed, disposed or transferred business	(6)	(4)	43.0

Total	200	3	98.0

Operating Ratio	UK PI	MORE TH>N	Total
	2004	2004	2004
	%	%	%

Claims ratio	56.7	67.1	61.4
Expense ratio	40.1	29.2	34.8

	96.8	96.3	96.2

Please refer to page S7 for a list of businesses excluded from this analysis.

Supplementary Information	S23

Back to Contents

Statistical Analysis – Scandinavia

Scandinavian Detailed Business Review	S25

Scandinavia General Business Operations Breakdown

Nine months to 30 September 2004	S26

Third quarter	S27

Supplementary Information	S24

Back to Contents

SCANDINAVIA

•	The Scandinavian result improved by 4.2 points to 94.5%. Our performance continues to be driven by rate increases, the efficiency of our operating platform and the improvement plan introduced last year. The claims ratio was 3.5 points better than in 2003.

PERSONAL

•	The Scandinavian personal account showed premium growth of 7%, after adjusting for the changes in quota share and exchange (13% including quota share movement), with a 3.8 point improvement in operating ratio to 98.9%.

•	Premium volumes in Denmark are up by 5%, after adjusting for quota share and exchange movements (12% including quota share movement), reflecting the rate increases carried on the account.

•	Growth in Sweden is 10%, after adjusting for reinsurance and exchange (18% including quota share movement), driven primarily by rate increases in the personal motor portfolio.

•	The underwriting result has improved by £16m largely driven by the Swedish motor account. Personal loss ratio improved 1.1 points despite the slight deterioration in weather relative to 2003 reflecting the impact of our change programme. The personal expense ratio improvement of 2.7 points reflects a reduction in expenses and premium growth.

COMMERCIAL

•	Commercial premium increased by 7% compared to 2003, reflecting changes in quota share, with a 4.9 point improvement in operating ratio to 89.6%.

•	Danish premium was 1% above 2003, after adjusting for quota share and exchange movements (10% including quota share movement).

•	Swedish premiums were 6% below 2003, after adjusting for changes in reinsurance and exchange movements (5% above 2003 including quota share movement) driven by the loss of a small number of large accounts as we sacrificed volume for profit.

•	The underwriting balance improved by £28m, primarily from Sweden. The commercial loss ratio improved by 6.2 points driven entirely by Sweden where our underwriting initiatives are having a positive impact. Commercial expense ratio increased by 1.3 points driven by higher commissions within the Swedish business.

•	Results in the Danish commercial accounts are in line with 2003.

•	Results in Sweden improved significantly over 2003 to an 84.4% operating ratio, reflecting the impact of rate increases and the achievement of lower claims frequency and average costs from our change programme underwriting initiatives.

Supplementary Information	S25

Back to Contents

SCANDINAVIA GENERAL BUSINESS OPERATIONS BREAKDOWN

NINE MONTHS TO 30 SEPTEMBER

	Net Premiums Written				Underwriting Result			Operating Ratio
	2004	2003	2003	Currency	2004	2003	2003	2004	2003
		Adjusted	Original	Inc/dec		Adjusted	Original
	£m	£m	£m	%	£m	£m	£m	%	%
Personal
Denmark	158	141	144	12	3	(2)	(1)	96.1	100.2
Sweden	318	270	277	18	(4)	(14)	(15)	100.8	104.7
Other	38	42	42	(9)	1	—	—	91.9	96.8

	514	453	463	13	—	(16)	(16)	98.9	102.7

Commercial
Denmark	214	195	200	10	9	8	8	94.2	93.0
Sweden	232	222	227	5	32	4	4	84.4	95.8
Other	26	24	25	7	—	1	1	96.3	96.6

	472	441	452	7	41	13	13	89.6	94.5

Total
Denmark	372	336	344	10	12	6	7	95.0	96.0
Sweden	550	492	504	12	28	(10)	(11)	93.9	100.9
Other	64	66	67	(3)	1	1	1	93.7	96.7

	986	894	915	10	41	(3)	(3)	94.5	98.7

								General Business
								Result
								(based on LTIR)
								2004	2003
								£m	£m

Personal								48	22
Commercial								81	45

								129	67

Operating Ratio				Personal		Commercial		Total
				2004	2003	2004	2003	2004	2003
				%	%	%	%	%	%

Claims ratio				82.1	83.2	70.5	76.7	76.6	80.1
Expense ratio				16.8	19.5	19.1	17.8	17.9	18.6

				98.9	102.7	89.6	94.5	94.5	98.7

Supplementary Information	S26

Back to Contents

SCANDINAVIA GENERAL BUSINESS OPERATIONS BREAKDOWN

THIRD QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Currency	2004	2003	2004	2003
		Original	Inc/dec		Original
	£m	£m	%	£m	£m	%	%
Personal
Denmark	44	38	12	—	—	104.4	105.8
Sweden	112	100	12	—	(11)	99.4	111.2
Other	12	13	(15)	—	—	96.4	98.9

	168	151	10	—	(11)	100.2	107.8

Commercial
Denmark	53	49	7	2	3	100.4	95.7
Sweden	54	51	2	13	4	92.3	103.4
Other	9	7	39	—	1	96.0	96.4

	116	107	7	15	8	96.7	99.5

Total
Denmark	97	87	9	2	3	102.3	100.1
Sweden	166	151	9	13	(7)	95.1	106.5
Other	21	20	4	—	1	96.6	97.7

	284	258	8	15	(3)	98.0	103.5

						General Business
						Result
						(based on LTIR)
						2004	2003
						£m	£m

Personal						17	4
Commercial						30	22

						47	26

Operating Ratio		Personal		Commercial		Total
		2004	2003	2004	2003	2004	2003
		%	%	%	%	%	%

Claims ratio		83.5	86.8	71.5	73.2	77.9	80.3
Expense ratio		16.7	21.0	25.2	26.3	20.1	23.2

		100.2	107.8	96.7	99.5	98.0	103.5

Supplementary Information	S27

Back to Contents

Statistical Analysis – International (including Canada)

International Detailed Business Review	S29

International General Business Operations Breakdown

Nine months to 30 September 2004	S30

Third quarter	S31

International General Business Ongoing Operations Breakdown

Nine months to 30 September 2004	S32

Third quarter	S33

Supplementary Information	S28

Back to Contents

INTERNATIONAL

•	International produced another good underwriting result, reflecting the underlying quality of the regional portfolios following the strategic repositioning of the last eighteen months. This continued in the third quarter with the announced sale of Pakistan. Excluding the impact of exchange rate movement, total premium volume was slightly down on 2003 reflecting the disposal of a number of operations, principally in LAC, and concentration on technical price rather than growth.

PERSONAL

•	Underlying premiums, before the impact of exchange, are flat, with a reduction in quota share offsetting the impact of underwriting actions in Canada.

•	Other Europe & Middle East premiums were up by 5% after adjusting for exchange. This was in part due to rate and new business driven growth in Italy.

•	LAC premiums were down by 10% after adjusting for exchange, principally reflecting the sale of Peru in March 2004 and Puerto Rico in October 2003, offset by growth in other countries, particularly Mexico and Venezuela.

•	Asia premiums have grown 4%, after adjusting for exchange, reflecting corporate partner growth in Japan.

•	The underwriting result of £25m is £11m better than 2003 due to a £13m improvement in Canada.

COMMERCIAL

•	Underlying premiums, before the impact of exchange, are down 11% on 2003, as a result of the loss of exposures following disposals and the underwriting actions in Canada, although this is partly offset by the reduction in the quota share.

•	Other Europe & Middle East premium was down by 7% after adjusting for exchange, with reductions in premium volume, both from Ireland, due to market conditions, and from discontinued operations being partly offset by growth in Italy.

•	The sale of Peru and Puerto Rico were the main drivers behind the 27% exchange adjusted reduction in premium in LAC.

•	In Asia our focus on maintaining technical price led to a reduction in exposure, principally in Hong Kong, with premium being 19% below 2003.

•	The underwriting result of £8m was in line with 2003. Improvements in Canada of £6m, resulting from our portfolio restructure, were offset by deterioration in other Europe & Middle East. The operating loss in Asia partly reflects reserve strengthening in discontinued operations, with the ongoing operations having an underwriting profit of £2m.

Supplementary Information	S29

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INTERNATIONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

NINE MONTHS TO 30 SEPTEMBER

	Net Premiums Written				Underwriting Result			Operating Ratio
	2004	2003	2003	Currency	2004	2003	2003	2004	2003
		Adjusted	Original	Inc/dec		Adjusted	Original
Personal	£m	£m	£m	%	£m	£m	£m	%	%

Canada	280	282	288	(1)	10	(3)	(3)	96.9	98.3
Other Europe & Middle East	176	168	171	5	10	8	9	94.9	95.4
LAC	55	61	67	(10)	1	1	1	98.5	96.1
Asia	36	34	37	4	4	7	7	90.1	84.7

	547	545	563	—	25	13	14	96.0	95.9

Commercial
Canada	98	98	100	—	1	(5)	(5)	97.2	108.1
Other Europe & Middle East	138	148	153	(7)	2	7	7	99.2	95.8
LAC	68	93	99	(27)	8	10	10	94.9	89.9
Asia	38	47	51	(19)	(3)	(4)	(4)	108.8	107.3

	342	386	403	(11)	8	8	8	98.8	99.1

Total
Canada	378	380	388	—	11	(8)	(8)	97.1	100.4
Other Europe & Middle East	314	316	324	—	12	15	16	96.8	95.5
LAC	123	154	166	(20)	9	11	11	95.9	92.4
Asia	74	81	88	(9)	1	3	3	99.5	96.2

	889	931	966	(4)	33	21	22	97.0	97.2

	General Business
	Result
	(based on LTIR)
	2004	2003
Personal	£m	£m

Canada	36	19
Other Europe & Middle East	29	28
LAC	3	5
Asia	6	8

	74	60

Commercial
Canada	20	14
Other Europe & Middle East	21	24
LAC	11	16
Asia	3	4

	55	58

Total
Canada	56	33
Other Europe & Middle East	50	52
LAC	14	21
Asia	9	12

	129	118

Operating Ratio	Personal		Commercial		Total
	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%

Claims ratio	67.8	68.5	59.8	62.2	64.6	65.8
Expense ratio	28.2	27.4	39.0	36.9	32.4	31.4

	96.0	95.9	98.8	99.1	97.0	97.2

Supplementary Information	S30

Back to Contents

INTERNATIONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

THIRD QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Currency	2004	2003	2004	2003
		Original	Inc/dec		Original
Personal	£m	£m	%	£m	£m	%	%

Canada	113	105	2	5	(1)	95.1	95.6
Other Europe & Middle East	60	56	7	7	5	89.6	92.2
LAC	18	21	(12)	1	—	101.0	98.5
Asia	12	13	2	—	3	95.7	80.5

	203	195	2	13	7	93.6	93.3

Commercial
Canada	39	29	16	—	(4)	99.6	111.6
Other Europe & Middle East	35	47	(26)	(1)	3	108.2	98.0
LAC	25	27	(9)	2	2	94.7	94.6
Asia	11	16	(20)	—	(2)	106.9	114.9

	110	119	(10)	1	(1)	102.6	102.9

Total
Canada	152	134	5	5	(5)	96.3	99.0
Other Europe & Middle East	95	103	(8)	6	8	96.8	94.7
LAC	43	48	(10)	3	2	97.0	96.2
Asia	23	29	(10)	—	1	101.2	98.4

	313	314	(3)	14	6	96.6	96.8

	General Business
	Result
	(based on LTIR)
	2004	2003
Personal	£m	£m

Canada	14	7
Other Europe & Middle East	13	12
LAC	2	2
Asia	—	2

	29	23

Commercial
Canada	7	2
Other Europe & Middle East	6	8
LAC	3	4
Asia	2	4

	18	18

Total
Canada	21	9
Other Europe & Middle East	19	20
LAC	5	6
Asia	2	6

	47	41

Operating Ratio	Personal		Commercial		Total
	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%

Claims ratio	66.4	67.7	62.1	62.2	64.7	65.4
Expense ratio	27.2	25.6	40.5	40.7	31.9	31.4

	93.6	93.3	102.6	102.9	96.6	96.8

Supplementary Information	S31

Back to Contents

INTERNATIONAL GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

NINE MONTHS TO 30 SEPTEMBER

	Net Premiums Written				Underwriting Result			Operating Ratio
	2004	2003	2003	Currency	2004	2003	2003	2004	2003
		Adjusted	Original	Inc/dec		Adjusted	Original
Personal	£m	£m	£m	%	£m	£m	£m	%	%

Canada	280	282	288	(1)	10	(3)	(3)	96.9	98.3
Other Europe & Middle East	176	168	170	5	10	9	9	94.9	95.0
LAC	53	52	58	1	—	1	1	99.1	95.8
Asia	36	35	37	4	4	7	8	90.1	84.7

	545	537	553	2	24	14	15	96.1	95.8

Commercial
Canada	98	98	100	—	1	(5)	(5)	97.2	108.1
Other Europe & Middle East	140	142	147	(1)	4	7	8	98.6	95.0
LAC	76	81	86	(6)	9	9	9	87.9	87.2
Asia	38	47	51	(19)	2	(4)	(5)	96.2	107.6

	352	368	384	(4)	16	7	7	96.0	98.8

Total
Canada	378	380	388	—	11	(8)	(8)	97.1	100.4
Other Europe & Middle East	316	310	317	2	14	16	17	96.5	95.0
LAC	129	133	144	(3)	9	10	10	92.4	90.7
Asia	74	82	88	(9)	6	3	3	93.2	96.3

Ongoing businesses	897	905	937	(1)	40	21	22	96.0	96.9

Closed, disposed or transferred business	(8)	26	29	(132)	(7)	—	—	60.8	110.2
Reserve strengthening	—	—	—	—	—	—	—	—	—

Total	889	931	966	(4)	33	21	22	97.0	97.2

General Business
Result
(based on LTIR)
2004
£m
Personal

Canada	36
Other Europe & Middle East	29
LAC	2
Asia	6

Ongoing businesses	73

Commercial
Canada	20
Other Europe & Middle East	22
LAC	12
Asia	8

Ongoing businesses	62

Total
Canada	56
Other Europe & Middle East	51
LAC	14
Asia	14

Ongoing businesses	135

Operating Ratio	Personal		Commercial		Total
	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%

Claims ratio	67.9	68.8	58.7	63.3	64.3	66.5
Expense ratio	28.2	27.0	37.3	35.5	31.7	30.4

	96.1	95.8	96.0	98.8	96.0	96.9

Please refer to page S7 for a list of businesses excluded from this analysis.

Supplementary Information	S32

Back to Contents

INTERNATIONAL GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

THIRD QUARTER

	Net Premiums Written	Underwriting Result	Operating Ratio
	2004	2004	2004
Personal	£m	£m	%

Canada	113	5	95.1
Other Europe & Middle East	58	6	91.1
LAC	18	—	104.3
Asia	12	—	95.8

	201	11	94.3

Commercial
Canada	39	—	99.6
Other Europe & Middle East	38	—	105.9
LAC	26	3	88.7
Asia	10	1	96.4

	113	4	99.4

Total
Canada	152	5	96.3
Other Europe & Middle East	96	6	97.2
LAC	44	3	94.5
Asia	22	1	95.9

Ongoing businesses	314	15	96.1

Closed, disposed or transferred business	(1)	(1)	(174.5)

Total	313	14	96.6

			General Business
			Result
			(based on LTIR)
			2004
			£m
Personal

Canada			14
Other Europe & Middle East			13
LAC			1
Asia			—

Ongoing businesses			28

Commercial
Canada			7
Other Europe & Middle East			7
LAC			4
Asia			3

Ongoing businesses			21

Total
Canada			21
Other Europe & Middle East			20
LAC			5
Asia			3

Ongoing businesses			49

Operating Ratio	Personal	Commercial	Total
	2004	2004	2004
	%	%	%

Claims ratio	66.8	60.7	64.4
Expense ratio	27.5	38.7	31.7

	94.3	99.4	96.1

Please refer to page S7 for a list of businesses excluded from this analysis.

Supplementary Information	S33

Back to Contents

Statistical Analysis – Canada

International – Canada Detailed Business Review	S35

International – Canada General Business Operations Breakdown

Nine months to 30 September 2004	S36

Third quarter	S37

Group Reinsurances	S38

Supplementary Information	S34

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INTERNATIONAL – CANADA

•	Canada’s underwriting result continued to improve in the third quarter bringing the nine month underwriting profit to £11m compared to a loss of £8m for the prior year. The operating ratio improved by 3.3 points to 97.1%.

PERSONAL

•	Excluding the impact of quota share, personal premiums declined by 8% as a result of the actions taken in 2003 to improve performance of the intermediated portfolio. Direct business continued to grow strongly with year to date growth of 23%.

•	Results were well ahead of 2003 with an underwriting profit of £10m compared to an underwriting loss of £3m for prior year. Johnsons continued its excellent performance with strong top and bottom line growth. Western Assurance has continued its turnaround and returned to profit.

•	A return to profitability in the motor account was due to improved pricing, successful motor reform measures and operational enhancement initiatives.

•	Underwriting results for intermediated business improved significantly over prior year while results for direct business continued to perform strongly.

COMMERCIAL

•	Excluding the impact of quota share, commercial premiums grew by 7% in the third quarter over the prior year signalling the first quarter of positive growth since the portfolio was repositioned in 2003.

•	Results improved significantly over prior year with an underwriting profit of £1m compared to an underwriting loss of £5m for 2003.

•	Motor accounted for the majority of the improvement reflecting actions taken to reduce volatility within the portfolio and achieved rate increases.

Supplementary Information	S35

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INTERNATIONAL – CANADA GENERAL BUSINESS OPERATIONS BREAKDOWN

NINE MONTHS TO 30 SEPTEMBER

	Net Premiums Written				Underwriting Result			Operating Ratio
	2004		2003	Inc/dec	2004		2003	2004	2003
	C$m		C$m	%	C$m		C$m	%	%
Personal

Household	177		184	(4)	5		1	97.5	97.6
Motor	464		461	1	17		(8)	97.0	99.0

	641		645	(1)	22		(7)	96.9	98.3

Commercial
Property	63		53	20	7		3	84.4	100.5
Motor	69		86	(20)	1		(10)	99.5	114.5
General liability	47		43	7	(9)		(7)	117.0	117.1
Other	46		42	8	4		3	90.9	91.5

	225		224	—	3		(11)	97.2	108.1

Total	866		869	—	25		(18)	97.1	100.4

	2004	2003	2003	Inc/dec	2004	2003	2003	2004	2003
	£m	£m	£m	%	£m	£m	£m	%	%
		Adjusted	Original			Adjusted	Original

Personal	280	282	288	(1)	10	(3)	(3)	96.9	98.3
Commercial	98	98	100	—	1	(5)	(5)	97.2	108.1

	378	380	388	—	11	(8)	(8)	97.1	100.4

	General Business
	Result
	(based on LTIR)
	2004	2003
	C$m	C$m

Personal	82	44
Commercial	46	29

	128	73

Operating Ratio	Personal		Commercial		Total
	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%

Claims ratio	72.5	75.8	58.7	66.5	69.1	73.0
Expense ratio	24.4	22.5	38.5	41.6	28.0	27.4

	96.9	98.3	97.2	108.1	97.1	100.4

Supplementary Information	S36

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INTERNATIONAL – CANADA GENERAL BUSINESS OPERATIONS BREAKDOWN

THIRD QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Inc/dec	2004	2003	2004	2003
	C$m	C$m	%	C$m	C$m	%	%
Personal
Household	72	70	2	(6)	(5)	110.3	100.9
Motor	163	162	1	16	3	89.2	92.8

	235	232	2	10	(2)	95.6	95.6

Commercial
Property	22	15	50	5	(2)	75.3	113.6
Motor	26	28	(5)	2	(2)	95.7	112.2
General liability	16	12	17	(8)	(5)	145.9	127.8
Other	18	14	21	1	1	94.9	93.4

	82	69	16	—	(8)	99.6	111.6

Total	317	301	5	10	(10)	96.3	99.0

	£m	£m	%	£m	£m	%	%
		Original			Original

Personal	113	105	2	5	(1)	95.6	95.6
Commercial	39	29	16	—	(4)	99.6	111.6

	152	134	5	5	(5)	96.3	99.0

						General Business
						Result
						(based on LTIR)
						2004	2003
						C$m	C$m

Personal						29	18
Commercial						14	3

						43	21

Operating Ratio		Personal		Commercial		Total
		2004	2003	2004	2003	2004	2003
		%	%	%	%	%	%

Claims ratio		71.3	75.8	64.7	69.9	69.4	74.1
Expense ratio		24.3	19.8	34.9	41.7	26.9	24.9

		95.6	95.6	99.6	111.6	96.3	99.0

Supplementary Information	S37

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GROUP REINSURANCES

	2004	2003
	Total	Original
	£m	£m

General business net premiums written	8	4
Underwriting result	(7)	(27)

•	The Group reinsurances underwriting result reflects the cost of the centrally placed Group event covers and the result of internal reinsurances as well as a central margin.

Supplementary Information	S38

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Supplementary Information	S39

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Statistical Analysis – US

United States Detailed Business Review	S41

United States General Business Operations Breakdown

Nine months to 30 September 2004	S42

Third quarter	S43

United States General Business Ongoing Operations Breakdown

Nine months to 30 September 2004	S44

Third quarter	S45

Supplementary Information	S40

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UNITED STATES

•	The US result, with an underwriting loss of £(232)m and 90% reduction in premium over 2003, highlights the actions taken in 2003 to close, dispose or transfer under performing parts of the portfolio. As expected, the significant reduction in written premium is running ahead of our reduction in expenses, and adversely affects the overall result.

•	As previously indicated, 2004 continues to be a challenging year for the US operation due to this timing lag between the elimination of expenses and reduction in premium volume.

PERSONAL

•	The continuing business comprises the non standard auto portfolio, which delivered a strong COR of 89.9% for the nine months.

•	Total personal premium decreased by 52% reflecting the renewal rights deal with Travelers. This encompassed the standard preferred auto and household business.

•	The personal household result was adversely affected by hurricane losses of £13m in the third quarter, with a further £1m in commercial property. Prior to the restructuring actions that we have taken in the US and the Caribbean over the last couple of years our estimated exposure to these hurricanes across the Group would have been around £150m.

COMMERCIAL

•	Closed, disposed or transferred business comprises the portfolios that were part of the renewal rights deal with Travelers in September 2003 and a smaller deal with XL transferring the renewal rights of the risk managed global property book in October 2003.

•	The negative commercial premium of £71m has arisen due to reinsurance payments and mid term cancellations.

•	The improvement in the underwriting result compared to 2003 reflects the reserve strengthening, predominantly in the workers’ compensation and general liability classes booked in Q3 2003.

Supplementary Information	S41

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US GENERAL BUSINESS OPERATIONS BREAKDOWN

NINE MONTHS TO 30 SEPTEMBER

	Net Premiums Written				Underwriting Result			Operating Ratio
	2004		2003	Inc/dec	2004		2003	2004	2003
	$m		$m	%	$m		$m	%	%
Personal
Household	1		150	(99)	(23)		(10)	—	106.1
Automobile	304		483	(37)	25		32	92.5	93.6

	305		633	(52)	2		22	99.0	96.4

Commercial
Property	(6)		143	(104)	(29)		23	—	90.8
Package	(26)		270	(110)	(28)		(22)	—	104.8
Automobile	(2)		166	(101)	(18)		(1)	—	100.2
Workers’ comp	(87)		430	(120)	(174)		(391)	—	177.5
General liability	(8)		209	(104)	(173)		(586)	—	279.0

	(129)		1,218	(111)	(422)		(977)	—	158.4

Total	176		1,851	(90)	(420)		(955)	188.7	141.1

	2004	2003	2003	Inc/dec	2004	2003	2003	2004	2003
	£m	£m	£m	%	£m	£m	£m	%	%
		Adjusted	Original			Adjusted	Original
Personal	168	350	381	(52)	1	12	13	99.0	96.4
Commercial	(71)	673	734	(111)	(233)	(539)	(588)	—	158.4

	97	1,023	1,115	(90)	(232)	(527)	(575)	188.7	141.1

								General Business
								Result
								(based on LTIR)
								2004	2003
								$m	$m

Personal								40	58
Commercial								(233)	(790)

								(193)	(732)

Operating Ratio				Personal		Commercial		Total
				2004	2003	2004	2003	2004	2003
				%	%	%	%	%	%

Claims ratio				73.0	69.1	—	127.7	107.9	111.4
Expense ratio				26.0	27.3	—	30.7	80.8	29.7

				99.0	96.4	—	158.4	188.7	141.1

Supplementary Information	S42

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US GENERAL BUSINESS OPERATIONS BREAKDOWN

THIRD QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Inc/dec	2004	2003	2004	2003
	$m	$m	%	$m	$m	%	%
Personal
Household	—	55	(99)	(25)	(7)	—	113.1
Automobile	98	160	(39)	4	23	94.6	85.0

	98	215	(54)	(21)	16	115.2	91.8

Commercial
Property	—	(155)	(100)	(1)	6	—	76.8
Package	(2)	75	(103)	(16)	(19)	—	115.1
Automobile	4	44	(91)	(5)	1	—	97.0
Workers’ comp	(6)	71	(109)	(78)	(337)	—	323.3
General liability	—	(38)	(101)	(48)	(492)	—	765.7

	(4)	(3)	(25)	(148)	(841)	—	291.9

Total	94	212	(56)	(169)	(825)	200.1	226.8

	£m	£m	%	£m	£m	%	%
Personal	54	127	(54)	(11)	10	115.2	91.8
Commercial	(2)	(6)	(25)	(82)	(506)	—	291.9

	52	121	(56)	(93)	(496)	200.1	226.8

						General Business
						Result
						(based on LTIR)
						2004	2003
						$m	$m

Personal						(5)	27
Commercial						(83)	(789)

						(88)	(762)

Operating Ratio		Personal		Commercial		Total
		2004	2003	2004	2003	2004	2003
		%	%	%	%	%	%

Claims ratio		87.1	64.5	—	257.5	153.5	195.1
Expense ratio		28.1	27.3	—	34.4	46.6	31.7

		115.2	91.8	—	291.9	200.1	226.8

Supplementary Information	S43

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US GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

NINE MONTHS TO 30 SEPTEMBER

	Net Premiums Written				Underwriting Result			Operating Ratio
	2004		2003	Inc/dec	2004		2003	2004	2003
	$m		$m	%	$m		$m	%	%
Personal
Automobile	294		297	(1)	29		16	89.9	94.6

	294		297	(1)	29		16	89.9	94.6

Commercial
Property	—		17	(100)	—		(4)	—	126.3
Package	—		162	(100)	—		13	—	86.3
Automobile	—		70	(100)	—		—	—	95.0
Workers’ comp	—		85	(100)	—		—	—	80.2
General Liability	—		148	(100)	—		(33)	—	121.3

	—		482	(100)	—		(24)	—	100.3

Ongoing businesses	294		779	(62)	29		(8)	89.9	97.7

Closed, disposed or transferred business	(118)		1,072	(111)	(449)		(186)	(56.6)	112.1
Reserve strengthening	—		—	—	—		(761)	—	—

Total	176		1,851	(90)	(420)		(955)	188.7	141.1

	2004	2003	2003	Inc/dec	2004	2003	2003	2004	2003
	£m	£m	£m	%	£m	£m	£m	%	%
		Adjusted	Original			Adjusted	Original
Personal	162	164	179	(1)	16	9	10	89.9	94.6
Commercial	—	267	290	(100)	—	(13)	(15)	—	100.3

Ongoing businesses	162	431	469	(62)	16	(4)	(5)	89.9	97.7

Closed, disposed or transferred business	(65)	592	646	(111)	(248)	(103)	(112)	(56.6)	112.1
Reserve strengthening	—	—	—	—	—	(420)	(458)	—	—

Total	97	1,023	1,115	(90)	(232)	(527)	(575)	188.7	141.1

							General Business
								Result
								(based on LTIR)
									2004
									$m

Personal									43
Commercial									—

Ongoing businesses									43

Operating Ratio		Personal			Commercial			Total
		2004	2003		2004	2003		2004	2003
		%	%		%	%		%	%

Claims ratio		67.1	70.0		—	75.8		67.1	73.1
Expense ratio		22.8	24.6		—	24.5		22.8	24.6

		89.9	94.6		—	100.3		89.9	97.7

        Please refer to page S7 for a list of businesses excluded from this analysis.

Supplementary Information	S44

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US GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

THIRD QUARTER

	Net Premiums Written	Underwriting Result	Operating Ratio
	2004	2004	2004
	$m	$m	%
Personal
Automobile	97	13	86.6

	97	13	86.6

Commercial
Package	—	1	—

	—	1	—

Ongoing businesses	97	14	86.6

Closed, disposed or transferred business	(3)	(183)	(616.7)

Total	94	(169)	200.1

	£m	£m	%
Personal	53	7	86.6
Commercial	—	1	—

Ongoing businesses	53	8	86.6

Closed, disposed or transferred business	(1)	(101)	(616.7)

Total	52	(93)	200.1

			General Business
			Result
			(based on LTIR)
			2004
			$m

Personal			18
Commercial			1

Ongoing businesses			19

Operating Ratio	Personal	Commercial	Total
	2004	2004	2004
	%	%	%

Claims ratio	64.2	—	64.2
Expense ratio	22.4	—	22.4

	86.6	—	86.6

        Please refer to page S7 for a list of businesses excluded from this analysis

Supplementary Information	S45

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Statistical Analysis – Life

Life	S46

Territorial Analysis of Life Business Operations

Life & Pensions	S48

Supplementary Information	S46

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LIFE

•	The reduction in UK net written premium reflects the decision to close the life funds to new business with effect from 1 September 2002.

•	The reduction in Other in both premium and life business result reflects the disposals of the life companies with Promina in May 2003 and the sale of La Construcćion in December 2003.

•	The sale of our Scandinavian life business was announced on 24 June 2004 and completed on 1 October 2004.

•	The sale of our UK Life business was announced on 30 July 2004 and completed on 30 September 2004.

Supplementary Information	S47

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TERRITORIAL ANALYSIS OF LIFE BUSINESS OPERATIONS

LIFE & PENSIONS

Net Premiums Written		Nine Months to 30 September
	2004	2003	2003	Currency
		Adjusted	Original	Inc/dec
	£m	£m	£m	%

United Kingdom	585	725	725	(19)
Scandinavia	220	207	212	7
Other	34	187	187	(82)

	839	1,119	1,124	(25)

Life Business Result		Nine Months to 30 September
		Restated	Restated
	2004	2003	2003	Currency
		Adjusted	Original	Inc/dec
	£m	£m	£m	%

United Kingdom	71	67	67	6
Scandinavia	20	23	24	(13)
Other	1	16	16	(98)

	92	106	107	(13)
Other items	—	(69)	(69)	100

	92	37	38	149

Supplementary Information	S48